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Phoenix Canada Oil Company Limited

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:phoenix@atlantor.com

05011585

PRESS RELEASE

SEC MAIL RECEIVED SEP 2 9 2005 WASH, D.C.

SUPPL

... RELEASE:

Subject: **Phoenix Canada Oil Unit Acquires Exclusive License on Proprietary Hydrogen Generation Technology**

Toronto; 22 September 2005 -- **Phoenix Canada Oil Company** of Toronto (TSXV : PCO & OTC BB : PHXCF) announced that its U.S. unit, **Phoenix International Energy Inc.**, has completed a long term Technology License Agreement covering a proprietary catalytic conversion system to produce low cost hydrogen gas from water feedstock. A light driven catalyst (patents pending) converts light energy to chemical energy to produce hydrogen gas from water. Current hydrogen production systems employ high cost emission-rich energy sources such as oil and natural gas, coal, solar and nuclear energy. Presently, the lowest cost hydrogen production derives from the reformation process which employs steam heat reacting with natural gas.

Hydrogen gas combustion eliminates global warming issues, greenhouse gas emissions, air pollution and acid rain from coal-fired power plants, and the costs and dangers of nuclear power generation and radioactive waste disposal. The proprietary technology produces a low cost alternative fuel, hydrogen, at a low capital cost and with inherently minimal operating costs. Commercial exploitation of the world's virtually inexhaustible hydrogen resources will ensure the survival of an energy-dependent civilization.

Phoenix will finance further development of the proprietary hydrogen generation technology out of its current free cash resources. No equity dilution will be required for the foreseeable future. Proprietary intellectual property rights have been secured with recent U.S. patent filings and a program of international patent procedures.

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PROCESSED
OCT 18 2005
THOMSON FINANCIAL

BEST AVAILABLE COPY

Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. phoenix@atlantor.com

The Company cannot provide assurance that the ongoing proprietary hydrogen generation development program will ultimately result in the commercial marketing of hydrogen gas production..

The TSXV Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.

dlw 10/3